Mail Stop 4561



							November 21, 2008


Ms. Barbara M. Conley
Senior Vice President
First Business Financial Services, Inc.
401 Charmany Drive
Madison, Wisconsin 53719


Re: 	First Business Financial Services, Inc.
      Preliminary Proxy Statement on Schedule 14A
      File No. 001-34095
      Filed November 7, 2008 and revised on November 18, 2008


Dear Ms. Conley:

      We have reviewed your revised proxy material and letter dated
November 18, 2008 and we have the following additional comment.

Financial Statements

We previously issued a comment to you in which we indicated that, in preparing your disclosure, you should consider whether a sale of securities to the Treasury Department would have a material impact on your financial statements and evaluate whether pro forma financial statements are appropriate.

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. However, in our previous comment to you, we indicated that you could either provide pro forma financial statements or a textual discussion of the pro forma effect of the sale of securities to the Treasury Department.



In evaluating the impact of the potential sale of securities to the
Treasury Department, you must consider the material effect of the transaction, including:

* how the application of the proceeds of the transaction may potentially effect your net interest margin;

* how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

* how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.

In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders` equity and your capital ratios.





      You may contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3418 if you have questions regarding these comments.




						Sincerely,



						William Friar
						Senior Financial Analyst



FAX: Barbara M. Conley at 608-232-5975




Ms. Barbara M. Conley
First Business Financial Services, Inc.
November 21, 2008
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